ATCO
GROUP

Corporate Office

04010626

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

March 3, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of meeting and record date, filed March 3, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

3/17

Enclosure(s)

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

March 3, 2004

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 19, 2004
RECORD DATE FOR NOTICE:	April 8, 2004
RECORD DATE FOR VOTING:	April 8, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 8, 2004
SECURITIES ENTITLED TO NOTICE:	Class I Non-Voting Class II Voting
SECURITIES ENTITLED TO VOTE:	Class II Voting
ROUTINE BUSINESS ONLY:	YES

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443
email: ingrid_dunn@cibcmellon.com

cc: Pat Spruin, ATCO Ltd.
CDS & Co.
Judy Power, CIBC Mellon Trust Company